EXHIBIT 99(a)

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

(millions of dollars)

Twelve Months Ended September 30, 2010
Operating revenues	$8,366
Fuel, purchased power costs and delivery fees	(4,468)
Net gain from commodity hedging and trading activities	3,005
Operating costs	(812)
Depreciation and amortization	(1,337)
Selling, general and administrative expenses	(732)
Franchise and revenue-based taxes	(106)
Impairment of goodwill	(4,100)
Other income	116
Other deductions	(56)
Interest income	87
Interest expense and related charges	(3,292)

Loss before income taxes	(3,329)
Income tax expense	(280)

Net loss	(3,609)

Net (income) loss attributable to noncontrolling interests	—

Net loss attributable to EFCH	$(3,609)